June 22, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re:  Crown Holdings, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 28, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed March 21, 2011
    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
        Filed May 4, 2011
        File No. 0-50189

Dear Mr. Decker:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated June 14, 2011 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A and Form 10-Q for the fiscal quarter ended March 31, 2011. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2010

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.
We note the additional disclosures you intend to include in future filings in response to comment 4 in our letter dated May 24, 2011.  As requested in comment 3 in our letter dated May 24, 2011, please expand upon the draft disclosures to provide investors with an analysis of the material factors impacting net sales and segment income in terms of quantifying each factor and explaining why the factors are impacting net sales or segment income in future filings.  For example, please quantify the impact the pass-through of lower steel costs to customers in the aerosol can business had on net sales.  Please provide an analysis as to why there was an increase in regional demand for beverage cans. Please provide an explanation as to why segment income margin increased to 17.4% from 15.3%.  In this regard, an increase in demand does not provide investors with sufficient information to understand an increase in margins.

In response to your comment, we will include language similar to the following to expand upon our proposed disclosure:

Non-reportable segments

Net sales in non-reportable segments increased from $1,174 million in 2009 to $1,187 million in 2010 primarily due to $49 million from increased beverage can sales unit volumes in Cambodia, China, Malaysia and Vietnam and $19 million from the impact of foreign currency translation, partially offset by $27 million from pass-through of lower steel costs to customers in the Company’s aerosol can businesses and $23 million from the April 2010 sale of the Company’s plastic closures business in Brazil. Growth in sales unit volumes was the result of increased regional demand driven by macro economic factors such as GDP growth and increased consumer spending.

Segment income increased from $180 million in 2009 to $206 million in 2010 primarily due to $15 million from increased demand for beverage cans, resulting in increased sales unit volumes and improved operating efficiencies from higher absorption of fixed costs, $4 million from the impact of foreign currency translation and $7 million from other improvements including $4 million in lower depreciation and amortization.

Liquidity and Capital Resources, page 35

2.
We note the additional disclosures you intend to include in future filings in response to comment 5 in our letter dated May 24, 2011.  Specifically, you note that certain foreign subsidiaries provide cash to the U.S. operations through dividends that the U.S. operations rely on for funding, while other foreign subsidiaries have been designated as permanently reinvested.  Please disclose the portion of the $379 million of cash and cash equivalents that are held at foreign subsidiaries that have been designated as permanently reinvested in future filings.  Please also disclose that your current operating plans do not demonstrate a need to repatriate the foreign cash and cash equivalent amounts designated as permanently reinvested.

In response to your comment, we will include disclosure similar to the following in future annual filings:

As of December 31, 2010, $421 million of the Company’s $463 million of cash and cash equivalents was located outside the U.S. The Company is not aware of any legal restrictions under foreign law that materially impact its access to cash held outside the U.S.

The Company funds it cash needs in the U.S. through a combination of cash flows generated in the U.S. and dividends from certain foreign subsidiaries.  The Company records current and/or deferred U.S. taxes for the earnings of these foreign subsidiaries.  For certain other foreign subsidiaries, the Company considers earnings indefinitely reinvested and has not recorded any U.S. taxes.  Of the $421 million cash and cash equivalents located outside the U.S., $282 million was held by subsidiaries for which earnings are considered indefinitely reinvested.   While based on current operating plans the Company does not foresee a need to repatriate these funds, if such earnings were repatriated the Company would be required to record current and/or deferred U.S. taxes on the repatriated funds.

K.  Provision for Asbestos, page 64

3.
We note the additional disclosures you intend to provide in future filings in response to comment 11 in our letter dated May 24, 2011.  Specifically, we note your statement, "...the Company is unable to estimate the reasonably possible loss in excess of accrual due to potential changes in the litigation environment and other uncertainties inherent in making long-term projections whose impact cannot be known or reasonably estimated."  We further note additional disclosures regarding difficulty in predicting the ultimate outcome.  Please note that a statement that you are unable to predict the ultimate outcome does not sufficiently address your disclosure requirement, as the amount to be disclosed is a best estimate based on the available information prior to releasing your consolidated financial statements rather than an ultimate or known amount.  To the extent that you continue to be unable to provide a reasonable estimate of the reasonably possible loss in excess of accrual, please provide a more specific explanation as to why.   Please refer to ASC 450-20-50-4 and Question 2 to ASC 450-20-S99-1 for guidance.

In response to your comment, we will include disclosure similar to the following in future quarterly and annual filings:

As of March 31, 2011, the Company’s accrual for pending and future asbestos-related claims and related legal costs was $243 million, including $192 million for unasserted claims.  The Company’s accrual includes estimated probable costs for claims through the year 2020.

The Company’s accrual excludes potential costs for claims beyond 2020, because the Company believes that the key assumptions underlying its accrual are subject to greater uncertainty as the projection period lengthens.  These assumptions include the level of future claims, the rate of receipt of claims, the jurisdiction in which claims are filed, the nature of future claims (including the seriousness of alleged disease, whether claimants allege first exposure to asbestos before or during 1964 and the alleged link to Crown Cork), the terms of settlements of other defendants with asbestos-related liabilities, the bankruptcy filings of other defendants (which may result in additional claims and higher settlement demands for non-bankrupt defendants), and the effect of state asbestos legislation (including the validity and applicability of the Pennsylvania legislation to non-Pennsylvania jurisdictions, where the substantial majority  of the Company’s asbestos cases are filed).

It is reasonably possible that the actual loss could be in excess of the Company’s accrual.  However, because of the difficulty in forecasting asbestos-related claims and the factors described above, the Company is unable to estimate the reasonably possible loss in excess of its accrual.  If resolved in a manner different from the Company’s estimate, it is reasonably possible that these matters could have a material effect on the Company’s results of operations, cash flows and financial position.

4.
We note your statement that the resolution of the asbestos matters is not expected to have a material adverse effect on your financial position.  We further note your additional statement that if the asbestos matters are resolved in a manner different from the estimate, there could be a material effect to your financial position.  Please reconcile these two statements in your proposed disclosures, as investors may not understand the distinction you are attempting to make.

In response to your comment, we have revised our disclosure as proposed in our response to comment 3.

5.
We note your references to "material adverse effect" when disclosing your materiality assessment to your financial position, results of operations and cash flows for the asbestos-related claims in your proposed future disclosures and in the disclosures provided in your fiscal year 2010 Form 10-K.  In future filings, please remove the term, adverse, from your materiality assessment disclosures for your asbestos-related claims and other loss contingencies disclosures you may disclose in the future.  In this regard, material adverse effect could be viewed by investors as having a higher threshold associated with it than material effect.

In response to your comment, we will remove the term adverse from materiality assessment disclosures for the Company’s asbestos-related claims and other loss contingencies.

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller